1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 14, 2006

For the month of June 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 7/14/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description

99.1	Announcement on June 15, 2006: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

99.2	Announcement on June 16, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.3	Announcement on June 19, 2006: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on June 19, 2006: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on June 21, 2006: Jackson Hu is elected as Chairman unanimously by the Board of Directors

99.6	Announcement on June 21, 2006: To announce related materials on acquisition of “Mega Mission Limited Partnership (Cayman)”

99.7	Announcement on June 21, 2006: UMC Board Resolution of the 10th term, 1st Board Meeting

99.8	Announcement on June 22, 2006: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on June 26, 2006: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on June 26, 2006: The Company filed Form 20-F to SEC

99.11	Announcement on June 29, 2006: To annouce the differences for 2005 financial statements between ROC GAAP and US GAAP

99.12	Announcement on July 5, 2006: The clarify that some companies infringe upon UMC’s name

99.13	Announcement on June 6, 2006: To announce related materials on acquisition of machinery and equipment

99.14	Announcement on June 7, 2006: To announce related materials on acquisition of machinery and equipment

99.15	Announcement on July 7, 2006: June Revenue

99.16	Announcement on July 10, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.17	Announcement on July 12, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.18	Announcement on July 14, 2006: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

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United Microelectronics Corporation

For the month of May, 2006

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of April, 2006.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of April 30, 2006	Number of shares held as of May 31, 2006	Changes
Senior Executive VP	Shih-Wen Sun	15,174,341	15,183,341	(9,000)
Vice President	Wen-Yang Chen	8,877,255	6,877,255	(2,000,000)
Vice President	Chung Lee	506,468	496,468	(10,000)
Vice President	Nick Nee	4,370,568	2,900,568	(1,470,000)
Vice President	I J Wu	12,727,039	12,217,039	(510,000)
Vice President	P W Yen	1,560,237	1,497,237	(63,000)

Note: Shares transferred to children.

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of April 30, 2006	Number of shares pledge as of May 31, 2006	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	May	2006
Semiconductor Manufacturing Equipment	1,398,927	8,037,405
Fixed assets	57,455	150,687

4)	The disposition of assets (NT$ Thousand)

Description of assets	May	2006
Semiconductor Manufacturing Equipment	54,639	129,212
Fixed assets	0	0

Exhibit 99.2

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/06/15~2006/06/16

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,000,000 shares; average unit price: $307.841 NTD; total amount: $307,840,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $296,462,720 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 40,757,272 shares; amount: 463,727,273 NTD; percentage of holdings: 4.72%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.40%; ratio of shareholder’s equity:16.56%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.3

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/04/12~2006/06/16

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 15; average unit price: $258,817,242 NTD; total transaction price: $3,882,258,628 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.4

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/05/16~2006/06/16

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 12; average unit price: $44,767,525 NTD; total transaction price: $537,210,296 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.5

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Jackson Hu is elected as Chairman unanimously by the Board of Directors

1.	Date of the board of directors resolution: 2006/06/21

2.	Name and resume of the replaced chairman or president: Jackson Hu Chairman and CEO, UMC

3.	Name and resume of the new chairman or president: Jackson Hu Chairman and CEO, UMC

4.	Reason for the change: Re-election of the directors and supervisors at 2006 AGM

5.	Effective date of the new appointment: 2006/06/21

6.	Any other matters that need to be specified: None

Exhibit 99.6

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To announce related materials on acquisition of “Mega Mission Limited Partnership (Cayman)”

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): “Mega Mission Limited Partnership (Cayman)”

2.	Date of occurrence of the event: 2006/06/21

3.	Volume, unit price, and total monetary amount of the transaction: total amount: $60,750,000 USD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Mega Mission Limited Partnership (Cayman); none

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: n/a

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: n/a

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): n/a

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):n/a

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Will invest after the approval from government officials

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance The decision-making department: Board Resolution

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): n/a

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 12.80 % ratio of shareholder’s equity: 15.46%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

13.	Broker and broker’s fee: n/a

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: n/a

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16.	Do the directors have any objection to the present transaction?:no

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:no

18.	Any other matters that need to be specified: none

Exhibit 99.7

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UMC Board Resolution of the 10th term, 1st Board Meeting

1.	Date of occurrence of the event: 2006/06/21

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

UMC’s	10th term, 1st Board Meeting resolute the following issues:

(1)	The Board Meeting elected Mr. Jackson Hu as the Chairman.

(2)	To form the Company’s 2nd term of Audit Committee, which includes independent directors Mr. Chun-Yen Chang, Mr. Chung Laung Liu and Mr. Paul S.C. Hsu.

6.	Countermeasures: none

7.	Any other matters that need to be specified: none

Exhibit 99.8

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/05/24~2006/06/21

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 4; average unit price: $139,170,475 NTD; total transaction price: $556,681,900 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.9

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/05/24~2006/06/23

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 8; average unit price: $84,080,953 NTD; total transaction price: $672,647,625 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.10

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The Company filed Form 20-F to SEC

1.	Date of occurrence of the event: 2006/06/26

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

The Company filed the Form 20-F to SEC on June 26, 2006.

For more details, please find at: http://www.umc.com/english/investors/h.asp

6.	Countermeasures: none

7.	Any other matters that need to be specified: none

Exhibit 99.11

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To annouce the differences for 2005 financial statements between ROC GAAP and US GAAP

1.	Date of occurrence of the event: 2006/06/29

2.	Reasons of occurrence of the event: To annouce the differences for 2005 financial statements between ROC GAAP and US GAAP

3.	Contents of differences adjustments due to the adaptation of accounting principles in two locations:

(1)	Under ROC GAAP, UMC reported consolidated net income of NT$7,026,692 thousand, earnings per share of NT$0.38 in 2005, total assets of NT$347,049,259 thousand, total liabilities of NT$82,429,021 thousand, and toal shareholders’ equity of NT$264,620,238 thousand as of December 31, 2005.

(2)	Under US GAAP, UMC reported consolidated net loss of NT$15,669,392 thousand, loss per share of NT$0.84 in 2005, total assets of NT$426,705,621 thousand, total liabilities of NT$83,943,099 thousand, minority interest of NT$6,337,527 thousand, and total shareholders’ equity of NT$336,424,995 thousand as of December 31, 2005.

(3)	The differences between ROC GAAP and US GAAP followed by the Company mainly come from goodwill, compensation, derivative instruments, equity investments, change in fair value of investments in securities, and convertible/exchangeable bond liabilities etc.

4.	Any other matters that need to be specified:

For more details, please refer at: http://www.umc.com/english/investors/h.asp

Exhibit 99.12

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The clarify that some companies infringe upon UMC’s name

1.	Date of occurrence of the event: 2006/07/05

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

Recently there are some companies in Mainland China doing their recruiting under the name of United Microelectronics Corporation (The Company). The Company now clarify that none of the recruiting is related to the Company.

6.	Countermeasures: The Company is taking necessary actions to stop the infringement.

7.	Any other matters that need to be specified: none

Exhibit 99.13

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/12/22~2006/07/05

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 9; average unit price: $57,199,539 NTD; total transaction price: $514,795,847 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor Corporation; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.14

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/06/20~2006/07/06

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 18; average unit price: $29,069,627 NTD; total transaction price: $523,253,286 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.15

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United Microelectronics Corporation

July 7, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
June	Invoice amount	7,607,126	6,522,124	1,085,002	16.64%
2006	Invoice amount	45,421,226	38,636,122	6,785,104	17.56%
June	Net sales	8,783,807	6,607,499	2,176,308	32.94%
2006	Net sales	50,134,966	39,728,626	10,406,340	26.19%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	39,690,468
UMC’s subsidiaries	22,383	22,148	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	(757,305)	2,247,255	75,380,936
UMC’s subsidiaries	0	0	7,718,669
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	15,000,000
Net Profit from Fair Value	0	(793,803)
Written-off Trading Contracts	0
Realized profit (loss)	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.16

www.umc.com

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/07/07~2006/07/10

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,400,000 shares; average unit price: $306.16 NTD; total amount: $428,619,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $412,690,608 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 39,357,272 shares; amount: 447,798,381 NTD; percentage of holdings: 4.55%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 10.88%; ratio of shareholder’s equity: 13.45%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.17

www.umc.com

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/07/11~2006/07/12

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,151,000 shares; average unit price: $307.65 NTD; total amount: $354,101,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $341,005,175 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 38,206,272 shares; amount: 434,702,556 NTD; percentage of holdings: 4.42%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 10.89%; ratio of shareholder’s equity: 13.46%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.18

www.umc.com

United Microelectronics Corporation

For the month of June, 2006

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of June, 2006.

5)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of May 31, 2006	Number of shares held as of June 30, 2006	Changes
—	—	—	—	—

Note: Shares transferred to children.

6)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of May 31, 2006	Number of shares pledge as of June 30, 2006	Changes
—	—	—	—	—

7)	The acquisition assets (NT$ Thousand)

Description of assets	June	2006
Semiconductor Manufacturing Equipment	1,493,782	9,531,187
Fixed assets	38,251	188,938

8)	The disposition of assets (NT$ Thousand)

Description of assets	June	2006
Semiconductor Manufacturing Equipment	24,087	153,299
Fixed assets	0	0